

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

> **Re:** **Tactical Air Defense Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 333-79405**

Dear Mr. Korybut:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note that you announced a financing commitment from Crown Pacific Advisors LLC on October 13, 2010. Tell us why no Item 2.03 Form 8-K was required to be filed.

Form 10-K for the year ended December 31, 2009

Item 13. Certain Relationships And Related Transactions, And Director Independence, page 32

2. Account for all appropriate related person transactions. Note that as a smaller reporting company you are required to disclose related party transactions for the past two fiscal years. See Instruction to Item 404(d) of Regulation S-K. For example, in this Form 10-K it was likely appropriate to discuss your March 4, 2008 consulting agreement with Plumtree Capital Management LLC, an entity controlled by Mr. Korybut, at the time your director of finance. As another example, in your next Form 10-K you likely should discuss your various arrangements with Mr. Gary Fears, including your May, 2010 option arrangement with Air Support Systems, LLC.

Form 10-Q for the Quarter Ended September 30, 2010

Forward Looking Statements

3. Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to your disclosure because your common stock is considered a penny stock.

Subsequent Events, page F-17

4. We note your numerous references to "unrestricted" shares being issued to various persons. Please advise why these shares are considered unrestricted. We note that there is no registration statement covering their issuance.

Management's Discussion And Analysis Or Plan Of Operation, page 1

Overview and Plan of Operations, page 1

5. Substantially revise this section to focus on your existing operations and financial condition. Add a clear statement at the onset of this section that identifies your company as a developmental stage company with no operations and uncertain viability. We note that you have references to assets (e.g. planes) that you no longer own. Discuss what training and services the company is currently committed to provide and where future prospects are likely to materialize. Discuss what assets and other resources must be first acquired before operations can be sustained. We note that you have generated no revenues during the nine months ending September 30, 2010, during fiscal 2009 and during fiscal 2008.

Current Asset Status, page 5

6. Please indicate the financing necessary for the company to execute its lease option for the four IL-76 and IL-76 supertanker aircraft. Assess the company's ability to raise this financing.

7. Please indicate the financing necessary for the company to purchase military jets and related parts and engines under the Settlement Agreement and Release with M&M Aircraft Acquisitions., Inc. Assess the company's ability to raise this financing.

Liquidity, page 6

8. In light of the significant legal issues you face discuss how you expect legal proceedings and judgments to affect your liquidity.

Need for Additional Capital, page 7

9. Please provide a detailed discussion of management's proposed plans to address your short-term and long-term liquidity challenges. See Item 303(a)(1) of Regulation S-K.

Item 4. Controls and Procedures, page 10

10. Disclose the reasons why management concluded your disclosure controls and procedures remain ineffective. Explain why none of the material weaknesses identified in your Form 10-K have been ameliorated.

Item 6. Exhibits, page 15

11. Review of the articles of incorporation and by-laws referenced in your exhibit index reveals that you have changed your name since the filing of those documents. Moreover, your disclosure indicates that you have amended your articles of incorporation recently. Provide your articles of incorporation and by-laws as currently in effect. See Items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

Via facsimile: (775) 885-0815